Mail Stop 6010

February 10, 2006

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re: SpatiaLight, Inc.
Post Effective Amendment No. 5 to
Registration Statement on Form S-3
Filed February 7, 2006
File No. 333-122391

Dear Mr. Olins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Post-Effective Amendment to Form S-3 (File No. 333-122391)

1.   If you request that your amendment be declared effective before you are required to update your financial statements and related information, please ensure that you disclose all known, material financial results for the last quarter of 2005 and to date.

About SpatiaLight, page 15

LG Electronics, Inc., page 16

2.   We note your revisions in response to comment 4. With a view toward clarified disclosure, please tell us how relocation of your manufacturing operations addresses the problems you have experienced with "certain specific portions of [y]our manufacturing process." Explain to us the nature of the problems and how they can be cured with relocation. Also tell us how you have confirmed that the problems have been cured.

<u>Post-Effective Amendment to Form S-3 (File No. 333-122392)</u>

3.   Please comply with the foregoing comments to the extent they are applicable to Form S-3 File No. 333-122392.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Julie Sherman at (202) 551-3640, or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671, if you have questions regarding our comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with questions regarding our comments on any other part of your filings.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax):   Melvin Katz, Esq. – Bryan Cave LLP